UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Corus Group plc

(Name of Issuer)

Ordinary Shares of 10p each

(Title of Class of Securities)

22087M101

(CUSIP Number)

Demetrios Serghides
17-19 Omonias Avenue, 1st Floor
CY-3052 Limassol
Cyprus
Tel.: + 357 25 564 555

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 14, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22087M101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gallagher Holdings Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Republic of Cyprus

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 593,826,632 ordinary shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.39%

14.	Type of Reporting Person (See Instructions) CO

*               Gallagher Holdings Limited has entered into a cash settled prepaid forward sale in relation to the equivalent of 400,000,000 ordinary shares.  It has further loaned 400,000,000 ordinary shares under a stock loan entered into at the same time. In addition, Gallagher Holdings Limited has entered into a number of cash settled pre-paid forward sales in relation to the equivalent of 130,000,000 ordinary shares but has not provided a loan.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Alisher Usmanov

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 193,826,632 ordinary shares*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 193,826,632 ordinary shares*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 593,826,632 ordinary shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.39%

14.	Type of Reporting Person (See Instructions) IN

*               See Item 6.

This Amendment No. 9 to Schedule 13D amends and supplements the statement on Schedule 13D filed by Gallagher Holdings Limited (“Gallagher”) and Alisher Usmanov (the “Shareholder”) on May 6, 2003, as amended by Amendment No. 1 thereto dated August 22, 2003, Amendment No. 2 thereto dated December 15, 2003, Amendment No. 3 thereto dated January 23, 2004, Amendment No. 4 thereto dated January 26, 2004, Amendment No. 5 thereto dated February 26, 2004, Amendment No. 6 thereto dated March 17, 2004, Amendment No. 7 thereto dated March 25, 2004 and Amendment No. 8 thereto dated April 14, 2004 (as amended by such Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and Amendment No. 8, the “Schedule 13D”).  Except as amended and supplemented herein, the Schedule 13D remains in full force and effect.  Capitalized terms used in this Amendment No. 9 and not otherwise defined have the meanings given to them in the Schedule 13D, as previously amended or supplemented.

Item 5.	Interest in Securities of the Issuer
Items 5(a)-(c) are hereby amended and restated in their entirety as follows:

(a)-(b)     Gallagher has an interest in a total of 593,826,632 ordinary shares of the Issuer. Based upon information contained in the Issuer’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 22, 2004, the Issuer had 4,434,759,050 outstanding ordinary shares as of January 3, 2004, of which the 593,826,632 ordinary shares in which Gallagher now holds an interest constitute 13.39%.

Except as described in Item 6, the Shareholder (as Gallagher’s sole shareholder and control person) has the sole power to vote and dispose of all such 193,826,632 ordinary shares. The equivalent of 530,000,000 of these ordinary shares are subject to a prepaid forward sale agreement and 400,000,000 are subject to a loan agreement, further discussed in Item 6.

To the knowledge of either Filing Person, neither the Manager nor the Second Director beneficially owns any ordinary shares of the Issuer.

(c)           Except as set forth in Item 6, neither Filing Person nor, to the knowledge of either Filing Person, the Manager or the Second Director, has effected any transaction in the ordinary shares of the Issuer in the 60 days prior to the date of this Amendment No. 9 to Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended and restated in its entirety as follows:
Prepaid Forward Sale Transaction

On December 14, 2004 (the “Trade Date”), Gallagher entered into a prepaid forward sale transaction (the “Forward Contract”) with Credit Suisse (“CS”) with respect to 400,000,000 ordinary shares of the Issuer (the “Shares”).  Pursuant to the Forward Contract, CS will pay Gallagher a prepaid forward amount equal to 98.7517% of 0.5295 British Pounds per Share three business days after the Trade Date less a commission.  Gallagher will settle the transaction with cash payments to CS with respect to various dates on and between the 29th business day preceding the 12-month anniversary of the Trade Date and the 29th business day after the 12-month anniversary of the Trade Date.

On the Trade Date, Gallagher will, pursuant to a securities lending agreement (the “Loan Agreement”), loan the Shares to CS for a prepaid loan fee in British Pounds equal to the product of 0.25% of the number of Shares comprising the loan multiplied by 0.5295.  CS may redeliver ordinary shares of the Issuer equivalent to the Shares during a 59-business day redelivery period up through the termination date of the loan.  The loan will be terminable by Gallagher up to 118 business days preceding the period prior to the scheduled termination date of the loan.

In connection with the transaction, Gallagher will not be permitted to offer, sell, contract to sell, pledge, charge, grant options over or otherwise dispose of, directly or indirectly, any shares in the Issuer or securities convertible or exchangeable into or exercisable for any shares in the Issuer without the prior written consent of CS for 180 days after the Trade Date or make an announcement relating thereto.

The foregoing description of the Forward Contract and the Loan Agreement is a summary and all statements made in this Schedule 13D, as amended, relating to such agreements are qualified in their entirety by reference to the complete text of each of the Forward Contract and the Loan Agreement, which are incorporated herein by reference and copies of which are attached as described in Item 7.

Other

Except as set forth above, the Shareholder, by virtue of being the sole shareholder and control person of Gallagher, has sole voting and dispositive power over all ordinary shares of the Issuer held by Gallagher.  Other than this relationship, and except as set forth in this Item 6 and the Exhibits to this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
Item 7 is hereby amended and restated in its entirety as follows:

Exhibit No.	Description

1	Joint Filing Agreement dated May 6, 2003 between Gallagher Holdings Limited and Alisher Usmanov (filed as exhibit to Schedule 13D filed May 6, 2003).

2	Loan Agreement dated February 28, 2003 between Profeteria Co. Limited and Gallagher Holdings Limited (filed as exhibit to Schedule 13D filed May 6, 2003).

3	Loan Facility Agreement dated December 22, 2003 between Gallagher Holdings Limited and Coalco International Limited (filed as exhibit to Amendment No. 3 to Schedule 13D filed January 23, 2004).

4	Loan Agreement dated January 20, 2004 between Kanton Services Limited and Gallagher Holdings Limited (filed as exhibit to Amendment No. 5 to Schedule 13D filed February 26, 2004).

5	Loan Agreement dated April 6, 2004 between Sevenkey Limited and Gallagher Holdings Limited (filed as exhibit to Amendment No. 8 to Schedule 13D filed April 14, 2004).

99.6	Prepaid Forward Sale Transaction dated as of December 15, 2004 between Credit Suisse and Gallagher Holdings Limited.

99.7	Global Master Securities Lending Agreement dated as of December 15, 2004 between Credit Suisse and Gallagher Holdings Limited.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 17, 2004

GALLAGHER HOLDINGS LIMITED

By:	/s/ Demetrios Serghides
Name: Demetrios Serghides
Title: Director/Executive Officer

/s/ Alisher Usmanov
ALISHER USMANOV